SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 10 TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Odyssey Re Holdings Corp.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
67612W108
(CUSIP Number)
Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- With a copy to -
Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
September 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67612W108	13D	Page	2	of	34	Pages

(1)	NAME OF REPORTING PERSON V. Prem Watsa

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	42,399,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

42,399,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,399,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.6

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	67612W108	13D	Page	3	of	34	Pages

(1)	NAME OF REPORTING PERSON 1109519 ONTARIO LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	42,399,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

42,399,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,399,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.6

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	4	of	34	Pages

(1)	NAME OF REPORTING PERSON THE SIXTY TWO INVESTMENT COMPANY LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	42,399,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

42,399,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,399,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.6

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	5	of	34	Pages

(1)	NAME OF REPORTING PERSON 810679 ONTARIO LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	42,399,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

42,399,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,399,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.6

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	6	of	34	Pages

(1)	NAME OF REPORTING PERSON FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	42,399,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

42,399,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,399,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.6

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	7	of	34	Pages

(1)	NAME OF REPORTING PERSON FFHL GROUP LTD.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	42,224,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

42,224,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,224,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.3

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	8	of	34	Pages

(1)	NAME OF REPORTING PERSON FAIRFAX INC.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	42,224,400

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

42,224,400

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,224,400

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.3

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	9	of	34	Pages

(1)	NAME OF REPORTING PERSON TIG HOLDINGS, INC.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	40,833,333

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

40,833,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,833,333

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	10	of	34	Pages

(1)	NAME OF REPORTING PERSON TIG INSURANCE GROUP, INC.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	40,833,333

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

40,833,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,833,333

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	11	of	34	Pages

(1)	NAME OF REPORTING PERSON TIG INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

California

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	10,833,508

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

10,833,508

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,833,508

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	12	of	34	Pages

(1)	NAME OF REPORTING PERSON ORH HOLDINGS INC.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	6,166,667

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

6,166,667

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,166,667

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	67612W108	13D	Page	13	of	34	Pages

(1)	NAME OF REPORTING PERSON UNITED STATES FIRE INSURANCE COMPANY

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,955,009

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	(10)	SHARED DISPOSITIVE POWER

4,955,009

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,955,009

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

          This Amendment No. 10 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2001 by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited (“Fairfax”), Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, and ORH Holdings Inc., as amended by Amendment No. 1 thereto filed on March 7, 2003, by Amendment No. 2 thereto filed on November 23, 2004, by Amendment No. 3 thereto filed on October 12, 2005, by Amendment No. 4 thereto filed on December 27, 2005, by Amendment No. 5 thereto filed on February 28, 2006, by Amendment No. 6 thereto filed on August 21, 2006, by Amendment No. 7 thereto filed on November 17, 2006, by Amendment No. 8 thereto filed on December 8, 2006, and by Amendment No. 9 thereto filed on December 20, 2006 (such schedule, as amended, the “Schedule 13D”) in relation to shares of common stock (“Shares”), par value $0.01 per share, of Odyssey Re Holdings Corp. (“OdysseyRe”).
          Amendment No. 1 to the Schedule 13D related to the purchase by Fairfax, through a subsidiary, pursuant to a master note purchase agreement, dated as of March 3, 2003, of 4,300,000 outstanding Shares (the “2003 Purchased Shares”) in a private transaction. As consideration for the Purchased Shares, a subsidiary of Fairfax issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (the “Old Exchangeable Notes”), exchangeable into 4,300,000 Shares.
          Amendment No. 2 to the Schedule 13D related to the purchase (the “2004 Purchase”) by a subsidiary of Fairfax of its $78,045,000 aggregate principal amount of Old Exchangeable Notes in a private transaction. As consideration, the subsidiary issued $100,964,000 aggregate principal amount of new 3.15% Exchangeable Notes due November 19, 2009 (the “New Exchangeable Notes”). The New Exchangeable Notes are exchangeable into 4,300,000 Shares. The Old Exchangeable Notes have been cancelled.
          Amendment No. 3 to the Schedule 13D related to the purchase (the “2005 Purchase”) by a subsidiary of Fairfax of 3,100,000 Shares in Odyssey Re Holdings Corp.’s underwritten public offering of 4,100,000 Shares made pursuant to Odyssey Re Holdings Corp.’s prospectus supplement dated October 6, 2005, filed with the Securities and Exchange Commission on October 7, 2005.
          Amendment No. 4 to the Schedule 13D related to the transfer (the “2005 Transfer”) by TIG Insurance Company, a wholly-owned subsidiary of Fairfax, of 7,744,125 Shares to TIG Insurance Group, Inc., another wholly-owned subsidiary of Fairfax, in exchange for all of the issued and outstanding shares of common stock of Fairmont Specialty Group, Inc., another wholly-owned subsidiary of Fairfax.
          Amendment No. 5 to the Schedule 13D related to the purchase (the “Purchase”) by Fairfax Inc., a wholly-owned subsidiary of Fairfax, of 1,000,000 Shares from TIG Insurance Company, another wholly-owned subsidiary of Fairfax.
          Amendment No. 6 to the Schedule 13D related to the purchase and cancellation by a subsidiary of Fairfax of $23,480,000 aggregate principal amount of New Exchangeable Notes.

          Amendment No. 7 to the Schedule 13D related to (i) a registered underwritten public offering of 9,000,000 Shares by certain subsidiaries of Fairfax and (ii) the delivery, on November 16, 2006, of 2,900,000 Shares by Fairfax Financial (US) LLC (“Fairfax LLC”) to the holder of the outstanding New Exchangeable Notes in exchange for such New Exchangeable Notes, following the exercise, pursuant to the terms of the New Exchangeable Notes, by such holder of its right to exchange such New Exchangeable Notes for such Shares.
          Amendment No. 8 to the Schedule 13D related to the sale by Fairfax Inc. and ORH Holdings Inc. of an aggregate of 9,000,000 Shares in a registered underwritten public offering, pursuant to a prospectus dated December 4, 2006, filed with the Securities and Exchange Commission on December 5, 2006. The sale (the “2006 Secondary Offering”) closed on December 8, 2006.
          Amendment No. 9 to the Schedule 13D related to the sale by Fairfax Inc. of 1,165,000 Shares pursuant to the exercise by the underwriters of their over-allotment option to purchase from Fairfax Inc. an additional 1,165,000 Shares in connection with the 2006 Secondary Offering.
          This Amendment No. 10 to the Schedule 13D relates to Fairfax’s proposal to acquire all of the outstanding Shares.
          The following amendments to Items 3, 4, 5 and 7 of the Schedule 13D are hereby made.
Item 3. Source and Amount of Funds or Other Consideration.
          Fairfax intends to issue equity securities under its shelf registration statement on Form F-10, the proceeds of which would be used to fund the acquisition of all of the Shares that the Reporting persons do not currently beneficially own.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “On September 4, 2009, Fairfax issued a press release announcing that it is proposing to acquire all of the outstanding Shares that the Reporting Persons do not currently beneficially own for $60 per Share in cash (the “Proposal”).
          A copy of the press release issued by Fairfax in connection with the Proposal is filed as Exhibit 10.2 to this Schedule 13D, and is incorporated by reference into this Item 4.
          The Proposal would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of OdysseyRe, a merger or other extraordinary transaction involving OdysseyRe, changes to OdysseyRe’s charter, by-laws or instruments corresponding thereto, the delisting of the Shares from the New York Stock Exchange and the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and could result in a change to the present capitalization or dividend policy of OdysseyRe,

          The specific terms and conditions of the Proposal will be set forth in an offer to purchase, merger agreement or other materials, any of which would be filed with the Securities and Exchange Commission.”
Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
          “(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
          (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
          (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J or K beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.
          To the best knowledge of the Reporting Persons, the following persons beneficially own approximately the following amounts of Shares and have sole voting power and sole dispositive power with respect to such Shares, except that Mr. Griffiths shares voting and dispositive power over 5,000 of such Shares with Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths (in each case the amount of Shares accounts for less than 1% of the total outstanding amount of Shares):

James F. Dowd	13,092
Andrew A. Barnard	368,497
Anthony F. Griffiths	10,996
Brandon W. Sweitzer	7,986
Donald L. Smith	27,934
          The Shares shown above for James F. Dowd, Andrew A. Barnard and Donald L. Smith include Shares acquired pursuant to OdysseyRe’s Employee Share Purchase Plan within the last 60 days.
          (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.
          (e) Not applicable.”

Item 7. Material to be filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:
10.1	Joint filing agreement dated as of September 8, 2009 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.

10.2	Fairfax Financial Holdings Limited, press release dated September 4, 2009.

SIGNATURES
          After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.
          IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 8th day of September, 2009.

V. PREM WATSA
/s/ V. Prem Watsa

1109519 ONTARIO LIMITED
By	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	Chairman and Chief Executive Officer

FFHL GROUP LTD.
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	Vice President

FAIRFAX INC.
By:	/s/ Bradley P. Martin
	Name:	Bradley P. Martin
	Title:	Corporate Secretary

TIG HOLDINGS, INC.
By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Vice President, Chief Financial Officer and Treasurer

TIG INSURANCE GROUP, INC.
By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

TIG INSURANCE COMPANY
By:	/s/ John J. Bator
	Name:	John J. Bator
	Title:	Senior Vice President and Chief Financial Officer

ORH HOLDINGS INC.
By:	/s/ Bradley P. Martin
	Name:	Bradley P. Martin
	Title:	Vice President

UNITED STATES FIRE INSURANCE COMPANY
By:	/s/ Paul W. Bassaline
	Name:	Paul W. Bassaline
	Title:	Vice President

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of FFHL Group Ltd.

F	Directors and Executive Officers of Fairfax Inc.

G	Directors and Executive Officers of TIG Holdings, Inc.

H	Directors and Executive Officers of TIG Insurance Group, Inc.

I	Directors and Executive Officers of TIG Insurance Company

J	Directors and Executive Officers of ORH Holdings Inc.

K	Directors and Executive Officers of United States Fire Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and Director)	Fairfax Financial Holdings Limited

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and Director)	Fairfax Financial Holdings Limited

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Assistant Secretary and Director)	Fairfax Financial Holdings Limited

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman and Chief Executive Officer)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Anthony F. Griffiths	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Robert J. Gunn	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Alan D. Horn	Chairman and Acting Chief Executive	Canadian
(Director)	Officer, Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario M4W 1G9

David L. Johnston	President and Vice-Chancellor and	Canadian
(Director)	Professor, University of Waterloo
200 University Avenue West
Waterloo, Ontario N2L 3G1

Brandon W. Sweitzer	Senior Fellow,	United States
(Director)	U.S. Chamber of Commerce
1615 H Street, NW
Washington, DC 20062

Bradley P. Martin	Vice President, Chief Operating Officer	Canadian
(Vice President, Chief Operating	and Corporate Secretary
Officer and Corporate Secretary)	Fairfax Financial Holdings Limited

Greg Taylor (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President, Corporate Affairs)	Fairfax Financial Holdings Limited

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Paul Rivett	Vice President and Chief Legal Officer,	Canadian
(Vice President and Chief Legal Officer)	Fairfax Financial Holdings Limited

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
FFHL GROUP LTD.
     The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Vice President and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President and Secretary)	Vice President, Chief Operating Officer and Corporate Secretary Fairfax Financial Holdings Limited	Canadian

Ronald Schokking (Vice President and Director)	Vice President, Finance, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Director)	Vice President and Chief Legal Officer, Fairfax Financial Holdings Limited	Canadian

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX INC.
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

James F. Dowd	Chairman, President and Chief	United States
(Chairman, President, Chief	Executive Officer, Fairfax Inc.
Executive Officer and Director)	300 First Stamford Place
Stamford, Connecticut 06902

John K. Cassil	Vice President and Treasurer	United States
(Vice President, Treasurer and Director)	Fairfax Inc.

Bradley P. Martin	Vice President, Chief Operating Officer	Canadian
(Corporate Secretary)	and Corporate Secretary
Fairfax Financial Holdings Limited

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG HOLDINGS, INC.
     The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

James F. Dowd (President and Director)	Chairman, President and Chief Executive Officer, Fairfax Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary Fairfax Financial Holdings Limited	Canadian

Nicholas C. Bentley (Director)	Chairman, President and Chief Executive Officer, TIG Insurance Company c/o Riverstone Resources 250 Commercial St. Suite 5000 Manchester, New Hampshire 03101	United Kingdom

John K. Cassil (Director)	Vice President and Treasurer, Fairfax Inc.	United States

John J. Bator (Vice President, Chief Financial Officer and Treasurer)	Senior Vice President and Chief Financial Officer, TIG Insurance Company	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE GROUP, INC.
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group, Inc.

Present Principal Occupation or
Employment and the Name,
Principal Business and Address of
any Corporation or other
Organization in which such
Name	employment is conducted	Citizenship

John K. Cassil (Chairman, Vice President and Director)	Vice President and Treasurer Fairfax Inc. 300 First Stamford Place Stamford, Connecticut 06902	United States

James F. Dowd (President and Director)	Chairman, President and Chief Executive Officer, Fairfax Inc.	United States

Nicholas C. Bentley (Chief Executive Officer and Director)	Chairman, President and Chief Executive Officer, TIG Insurance Company c/o Riverstone Resources 250 Commercial St. Suite 5000 Manchester, New Hampshire 03101	United Kingdom

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary Fairfax Financial Holdings Limited	Canadian

John J. Bator (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, TIG Insurance Company	United States

Charles G. Ehrlich (Senior Vice President and Secretary)	Senior Vice President and Secretary Riverstone Claims Management LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name,
Principal Business and Address of
any Corporation or other
Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, President, Chief Executive Officer and Director)	Chairman, President and Chief Executive Officer, TIG Insurance Company c/o Riverstone Resources 250 Commercial St. Suite 5000 Manchester, New Hampshire 03101	United Kingdom

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, TIG Insurance Company	United States

Frank DeMaria (Senior Vice President, Director)	Senior Vice President, TIG Insurance Company	United States

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President and Secretary Riverstone Claims Management LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
ORH HOLDINGS INC.
          The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Andrew A. Barnard	President and Chief Executive Officer,	United States
(President)	Odyssey Re Holdings Corp.
300 First Stamford Place,
Stamford, Connecticut 06902

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President and Director)	Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario

Bradley P. Martin	Vice President, Chief Operating Officer	Canadian
(Vice President and Director)	and Corporate Secretary
Fairfax Financial Holdings Limited

Donald L. Smith (Director)	Senior Vice President, General	United States
Counsel and Corporate Secretary,
Odyssey Re Holdings Corp.

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (Chief Executive Officer, President, Chairman and Director)	Chief Executive Officer and President, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries	United States

Dennis J. Hammer (Senior Vice President, Controller and Director)	Senior Vice President and Controller, United States Fire Insurance Company	United States

Exhibit Index

Exhibit No.	Description

10.1	Joint filing agreement dated as of September 8, 2009 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.

10.2	Fairfax Financial Holdings Limited, press release dated September 4, 2009.